

Mail Stop 3030

December 3, 2009

VIA U.S. MAIL AND FAX (240) 390-0603

Donna A. Lopolito
Chief Financial Officer
Hepalife Technologies, Inc.
60 State Street, Suite 700
Boston, Massachusetts 02109

      Re: **Hepalife Technologies, Inc.**
               Form 10-K for the year ended December 31, 2008
               Filed March 31, 2009
               File No. 000-29819

Dear Ms. Lopolito:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-Q for the Quarter Ended June 30, 2009

Explanatory Note

1.   Please tell us where in this filing you present the disclosures required under FASB ASC 250-10-50-1 through 3 (Paragraphs 17 and 18 of SFAS 154).   Please be detailed in your response and cross-reference the location of the disclosures in this filing to the referenced applicable FASB ASC.

2.   We see you indicate herein your financial statements included in the Form 10-Q for the quarter and six-months ended June 30, 2009 did not reflect a reclassification of 737,000 Warrants from equity to a noncurrent warrant liability and as a result you had to restate your financial statements as of and for the three and six months ended June 30, 2009 to correct for the error. Please tell us where in this filing you present the disclosures required by FASB ASC 250-10-50-7 (Paragraph 26 of SFAS 154). Please be detailed in your response and cross-reference the location of the disclosures in this filing to the referenced applicable FASB ASC.

3.   We see you indicate herein "Pursuant to the requirements of Form 8-K Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, the Company was required to file a Form 8-K. However, *the Company was able to satisfy the Form 8-K filing requirements by filing this Form 10-Q/A within the required reporting period*." Please provide us with references to the authoritative rules or regulations that you believe permit you to satisfy your Item 4.02 Form 8-K filing requirements in a manner other than actually filing an Item 4.02 Form 8-K. Please note you must comply fully with your filing requirements under Item 4.02 of Form 8-K.

Financial Statements

4.   We note your financial statements were amended to correct errors made in connection with your application of FASB ASC 815-40-15 (EITF 07-5). Please tell us why your amendments did not include the label "Restated" where applicable in your consolidated balance sheets, consolidated statements of operations, consolidated statements of stockholders' equity and consolidated statements of cash flows.

5.   Please also consider the impact of our comments herein on your form 10-Q for the quarter ended March 31, 2009 and any related amendments.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Accounting Reviewer